UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, May 20, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including May 13, 2024 through May 17, 2024, the Company purchased a total of 187,700 shares at an average price of $51.56 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
13-May-24	OSE	2,990	50.02	149,549
13-May-24	NYSE	35,760	50.58	1,808,580
14-May-24	OSE	3,932	50.20	197,370
14-May-24	NYSE	33,068	50.97	1,685,585
15-May-24	OSE	6,417	50.61	324,736
15-May-24	NYSE	32,033	51.39	1,646,201
16-May-24	OSE	5,000	51.99	259,973
16-May-24	NYSE	31,550	52.50	1,656,252
17-May-24	NYSE	36,950	52.74	1,948,817
Period Total	OSE	18,339	50.80	931,627
	NYSE	169,361	51.64	8,745,435
	Total	187,700	51.56	9,677,062
Previously Disclosed Buybacks Under the Program (Accumulated)	OSE	491,639	46.22	22,721,982
	NYSE	3,612,756	46.92	169,527,082
	Total	4,104,395	46.84	192,249,064
Program Total	OSE	509,978	46.38	23,653,608
	NYSE	3,782,117	47.14	178,272,517
	Total	4,292,095	47.05	201,926,126

The issuer’s holding of repurchased shares: 4,292,095
Following the completion of the above transactions, the Company had repurchased a total of 4,292,095 shares, corresponding to 5.80% of the Company’s total issued share count.

Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact Information
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

About Seadrill Limited
Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: May 20, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.